EXHIBIT 11(g)(4)
                                                        ----------------

             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                        IN AND FOR NEW CASTLE COUNTY

   NISOURCE INC., NISOURCE CAPITAL        )
   MARKETS INC. and CEG ACQUISITION       )
   CORP.,                                 )
                                          )
   Plaintiffs,                            )
                                          )
        v.                                )     Civil Action No. _____
                                          )
   COLUMBIA ENERGY GROUP, RICHARD         )
   F. ALBOSTA, ROBERT H. BEEBY,           )
   WILSON K. CADMAN, JAMES P. HEFFERNAN,  )
   KAREN L. HENDRICKS, MALCOLM T.         )
   HOPKINS, J. BENNETT JOHNSTON,          )
   MALCOLM JOZOFF, WILLIAM E. LAVERY,     )
   GERALD E. MAYO, DOUGLAS E. OLESEN and  )
   OLIVER G. RICHARD III,                 )
                                          )
        Defendants.
                             VERIFIED COMPLAINT
                             ------------------

             Plaintiffs NiSource Inc. ("NiSource"), NiSource Capital

   Markets Inc. ("NCM"), and CEG Acquisition Corp. ("Acquisition Corp.")

   (collectively, "Plaintiffs"), by their undersigned attorneys and upon knowledge as to themselves and otherwise upon information and belief,

   state as follows for their complaint against defendants:

             1.   This is an action for preliminary and permanent

   injunctive relief enjoining defendants from carrying out a share buyback program (the "Buyback") approved by the board of defendant

   Columbia Energy Group ("CEG" or the "Company") on or about July 14,

   1999, authorizing the expenditure of up to $400 million for the purchase of shares of CEG common stock on the open market.  Injunctive relief is necessary because the Buyback constitutes an invalid and illegal defensive measure in response to the tender offer announced by plaintiffs NiSource and Acquisition Corp. on June 24, 1999 and

   commenced on June 25, 1999 (the "Tender Offer"), for all outstanding shares of CEG for $68 cash.  As detailed below, the Buyback constitutes a violation of the director defendants' fiduciary duties,

   as it is not a proportionate or reasonable response to any legitimate threat posed by the Tender Offer.  Rather, the Buyback was motivated by the desire of the director defendants to entrench themselves in office, and is intended to inhibit or preclude the success of the

   Tender Offer to the detriment of the Company's shareholders.

             2.   As described in detail below, in the context of a

   highly regulated industry, a staggered board of directors and a bylaw provision precluding shareholder action by written consent, the history of steps adopted by defendants since learning of NiSource's interest in acquiring CEG demonstrates that defendants are motivated by a desire for entrenchment, rather than proper regard for the interests of the shareholders.  Defendants' entrenchment measures include agreeing to meet with NiSource and canceling the same without explanation, making a hostile takeover bid for another energy company

   (nevertheless claiming that CEG desires to remain independent),

   condemning NiSource's attempt to negotiate with CEG as an unsolicited and unprecedented bid (despite CEG's own unsolicited bid for CNG),

   depriving CEG's shareholders of the opportunity to elect the number of directors legally required to sit on its board, making a series of false and misleading statements concerning NiSource's tender offer,

   and the adoption of unprecedented parachute agreements for the three senior-most officials of the Company and lucrative parachute agreements for a group of twenty-seven other executives.  Those entrenchment efforts have now culminated in the massive, unreasonable


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   Buyback, which is designed to preclude Plaintiffs from succeeding on their Tender Offer and is not a reasonable response to that Offer under the circumstances.

                                   PARTIES

                                   -------

             3.   Plaintiff NiSource is an Indiana corporation with its

   principal place of business at 801 East 86th Avenue, Merrillville,

   Indiana 46410, and its registered office at 5265 Hohman Avenue,

   Hammond, Indiana  46320.

             4.   Plaintiff NCM is a wholly owned subsidiary of NiSource

   and is an Indiana corporation with its principal place of business at

   801 East 86th Avenue, Merrillville, Indiana 46410.  NCM is an owner of

   CEG common stock.

             5.   Plaintiff Acquisition Corp. is a Delaware corporation

   with its principal place of business at 801 East 86th Avenue,

   Merrillville, Indiana 46410.  Acquisition Corp. is a wholly owned subsidiary of NiSource.

             6.   Defendant CEG is a Delaware corporation with its

   principal place of business at 13880 Dulles Corner Lane, Herndon,

   Virginia 20171.  CEG's common stock is listed and traded on the New

   York Stock Exchange.

             7.   Defendant Oliver G. Richard ("Richard") was at all

   relevant times the Chief Executive Officer, Chairman, and President of

   CEG.

             8.   Defendants Richard, Richard F. Albosta, Robert H.

   Beeby, Wilson K. Cadman, James P. Heffernan, Karen L. Hendricks,


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   Malcolm T. Hopkins, J. Bennett Johnston, Malcolm Jozoff, William E.

   Lavery, Gerald E. Mayo and Douglas E. Olesen (collectively, the

   "Director Defendants") are the directors of CEG.  By reason of their positions with the Company, the Director Defendants owe to the CEG shareholders and the Company the highest obligations of good faith,

   fair dealing, due care, loyalty and candid and full disclosure consistent with their fiduciary duties.

                          BACKGROUND OF THE ACTION
                          ------------------------

             9.   On April 1, 1999, Gary L. Neale ("Neale"), the Chairman

   and Chief Executive Officer of NiSource, met with Richard to discuss a possible merger of the two companies.  During this meeting, Neale proffered a letter to Richard proposing an all-cash, all shares acquisition of CEG by NiSource at a premium price of $63 per share.

   The letter set forth the proposed terms of the deal and expressed

   NiSource's desire "to discuss this proposal at greater length."

   Richard's response to the letter was a request that NiSource withdraw the offer and that the two meet on April 16, 1999 for further discussions.  NiSource agreed to do so based on Richard's

   representation that he was willing to meet and talk.

             10.  However, on April 15, 1999, the day before the

   scheduled meeting between NiSource and CEG, Richard unilaterally canceled the meeting with Neale, without providing any explanation.

             11.  On April 16, 1999, Neale wrote again to Richard, once again indicating NiSource's desire to discuss a friendly merger of CEG and NiSource, and proposing immediate discussions to address how the merger could be structured on a negotiated basis.

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             12.  On April 18, 1999, Richard dismissed NiSource's offer indicating that CEG was not for sale and stating the desire for CEG to

   "remain[] independent."  Richard went so far as to state that "there is no interest in negotiating any transaction with [NiSource]."

   Instead, in an effort to deflect NiSource's advances and prevent another company from acquiring control of CEG, on or about April 18

   CEG took the extraordinary step of commencing a bid to acquire

   Consolidated Natural Gas Company ("CNG"), which already had entered into a definitive and binding merger agreement with another company,

   Dominion Resources, Inc. ("Dominion").  CEG's unsolicited bid to break up the friendly merger between CNG and Dominion ultimately failed.

             13.  Against this background, at CEG's annual meeting of

   shareholders on May 19, 1999, at which five directors were to be elected, CEG's Board of Directors proposed a slate of only four directors for shareholder vote.  The effect of Defendants' failure to provide the shareholders with an opportunity to elect a fifth director, to succeed retiring director William Wilson, was to ensure that the Director Defendants would not be confronted with the independent judgment of a non-incumbent director during a time when the Director Defendants were committed to presenting a unified front to resist NiSource's advances.

             14.  NiSource's bankers subsequently sought to contact the bankers for CEG to pursue the potential for a negotiated merger of the companies.  On May 28, 1999, CEG's bankers advised that CEG was unwilling to engage in discussions.




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             15.  On June 7, 1999, Neale again wrote to Richard advising of NiSource's continued interest in exploring a merger on negotiated terms and proposing an acquisition of CEG by NiSource for an increased premium price of $68 per share.  In that letter, made public by

   NiSource the same day, Neale again offered to discuss the terms of such a proposal with Richard and indicated NiSource's preference for

   "work[ing] together with [Mr. Richard] and [the CEG] Board to complete a transaction."

             16.  By letter dated June 7, 1999, Richard responded to

   Neale, advising that CEG was not for sale and that CEG was "not interested in any merger transactions in which another company acquires control of [the Company]."  Nevertheless, Richard stated that in light of the formal offer by NiSource, he would present the offer of $68 per share to CEG's Board.

             17.  On June 10, 1999, the CEG Board met ostensibly to

   consider the NiSource offer of $68 per share.  Despite the fact that less than 72 hours had passed since the offer was made, and without adequate consideration of the offer or even discussing with NiSource either the offer or possible alternative proposals, CEG's Board flatly rejected the $68 offer.  In a June 10, 1999 letter to Neale describing the rejection of the NiSource offer, Richard stated that the Board had concluded that the proposed consideration was inadequate, even though the offer represented a premium of 31% above the average trading price of CEG's stock for the twenty day trading period preceding the offer.

   Richard's letter foreclosed any discussion of the offer from NiSource




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   and flatly stated that the "decision not to pursue [NiSource's]

   proposal is final."

                         THE TENDER OFFER COMMENCES
                         --------------------------

             18.  Despite NiSource's continued desire to conclude a

   negotiated transaction, CEG's lack of a constructive response combined with CEG's definitive statement that it would not consider a transaction with NiSource led NiSource and Acquisition Corp. to commence their Tender Offer on June 25, 1999, in order to ensure that its premium bid of $68 would be brought to CEG's shareholders for their consideration.

             Pursuant to the Tender Offer, NiSource and Acquisition Corp.

   seek to purchase for cash all outstanding shares of CEG at $68 per share.  The price NiSource offered CEG's shareholders represents a premium of 22% above the reported closing price of CEG's common stock on June 4, 1999, the day before NiSource and Acquisition Corp.

   publicly offered to acquire CEG, and is 31% above the average trading price of CEG's stock for the twenty day trading period preceding the

   Tender Offer.

             20.  The Tender Offer is made in contemplation of a business combination between Plaintiffs and CEG at a price of $68 per share

   (the "Merger").  The Tender Offer is not "front-end loaded" -- that is, the consideration offered is not part cash and part stock, and it does not offer a higher price than non-tendering shareholders would receive in the Merger.  Nor is the Tender Offer coercive, as it offers all cash consideration and treats all CEG shareholders equally.



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   Moreover, NiSource has made clear to CEG that it remains willing to discuss an increase in the Tender Offer price.

             21.  CEG's shareholders -- the owners of the company -- have the right to consider NiSource's premium offer without undue interference from Defendants, and Defendants should permit the shareholders to make their own decisions as to the long-term direction of the Company.  The Tender Offer in no way threatens the interests of

   CEG or its shareholders.  Accordingly, there is no justification for

   Defendants' efforts to obstruct and interfere with NiSource's premium bid.

            DEFENSIVE MEASURES AND OTHER OBSTACLES TO THE MERGER
            -----------------------------------------------------

             22.  Prior to commencement of the Tender Offer, the Company already had several obstacles to an unsolicited takeover in place.

   For example, Article IV of the Company's Certificate prohibits shareholder action by written consent.  Shareholder action may only be effectuated at an annual meeting, or at a special meeting, which can be called only by the CEG Board.  Thus, the first opportunity that

   CEG's shareholders will have to vote on matters relating to the Tender

   Offer is in May of 2000, the date of the next scheduled annual meeting.

             23.  In addition, the Company's Board is divided into three separate classes, with each director in each class serving a three-

   year term.  The directors may only be removed for cause by the affirmative vote of 80% of the holders of CEG's voting stock.  Under the present constitution of CEG's Board, therefore no party can gain



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   control of the Company's Board without Board consent prior to the passage of at least two annual meetings.

             24.  The regulatory process associated with mergers

   involving public utility companies constitutes yet another hurdle which bolsters the effectiveness of the Company's defensive measures.

   In order to consummate a merger, the Company will be required to obtain approval from the Federal Energy Regulatory Commission, as well as state regulatory approval from each state in which the Company operates.  This regulatory process involves delay and difficulties even in the context of friendly mergers.  Absent CEG's cooperation,

   NiSource will face serious obstacles as a hostile bidder, including resistance from the Company and the Director Defendants.

             25.  On July 14, 1999, the Director Defendants took a number of steps to entrench themselves, authorizing the amendment of employment agreements for three of the Company's top executives.

   These amended employment agreements provide CEG's executives with substantial severance benefits worth tens of millions of dollars that may be triggered by the executives' voluntary departure from the

   Company upon specified change of control events, even before implementation or integration associated with any business combination has begun.  These amended agreements are designed to deter third party bidders from making a bid for the Company.  The Director Defendants also purported to authorize the creation of "golden parachute"

   agreements for 27 other members of the Company's management.  The

   Director Defendants also acted to disenfranchise the Company's shareholders by including provisions in the golden parachute


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   agreements whereby substantial payments will be triggered if the CEG shareholders vote in a slate of directors proposed by a hostile bidder.

             26.  Also on July 14, 1999, and in direct response to the

   Tender Offer, the Director Defendants instituted the Buyback.  In

   February 1999, when CEG's shares were trading near $50 per share,

   CEG's Board had authorized a repurchase of only $100 million of its common stock (and thereafter actually had repurchased only $80 million of stock).  Nonetheless, after NiSource's Tender offer, the Board approved the Buyback, which authorized the purchase of an additional

   $400 million of CEG's common stock at a time when that stock was trading at more than $60 per share.

             27.  Pursuant to the Buyback, the director defendants

   authorized an additional $400 million to be used to fund CEG's open market share repurchase program (or four times the amount authorized prior to the Tender Offer), bringing the total amount now available for stock purchases to approximately $420 million.  The Buyback is to be effected by open market or block purchases, or in privately negotiated purchases, between the effective date thereof and July 14,

   2000.  The Buyback is an unreasonable defensive measure and has been implemented by defendants in furtherance of their own self-interested entrenchment motive.

             28.  By rejecting the repeated efforts of Plaintiffs to

   discuss a proposed negotiated merger, and by rejecting the Tender

   Offer and disseminating disparaging statements about the same,

   defendants have demonstrated that they will not approve the Tender


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   Offer or any other offer by Plaintiffs, such that a business combination between NiSource and CEG would be exempt from the provisions of 8 DEL. C. Section 203.  Accordingly, NiSource will be prohibited from merging with CEG for a period of three years unless,

   INTER ALIA, Plaintiffs succeed in acquiring 85% of the outstanding

   shares of the Company pursuant to the Tender Offer.    By instituting

   the Buyback, the defendants are effectively precluding the CEG shareholders from receiving the benefit of NiSource's all-cash premium

   Tender Offer, as the Buyback is intended and threatens to preclude

   Plaintiffs from reaching the 85% threshold which is relevant for purposes of Section 203.  If the Company is permitted to consummate the Buyback, at an average purchase price of $61 13/16 per share (the price at which CEG stock was trading as of the close of business on

   July 28, 1999), it will succeed in retiring approximately 8.25% of the outstanding stock of CEG.  Once those shares have been purchased by

   CEG pursuant to the Buyback, they will not be available for acquisition by Plaintiffs.

             29.  The Tender Offer poses no threat to the Company or its stockholders.  It is an all-cash proposal that is not coercive and treats all CEG shareholders equally, and in fact NiSource has indicated that it is willing to discuss an increase in the Tender

   Offer price.  Thus, the Director Defendants have no reasonable grounds for concluding that a danger to the Company or its shareholders exists.  Nevertheless, the Director Defendants have wrongfully instituted the Buyback, which constitutes a defensive measure in




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   response to the Tender Offer, with the intent of entrenching themselves in office in violation of their fiduciary duties.

             30.  According to defendants, the only "threat" posed by the

   Tender Offer is financial; I.E., the Tender Offer price supposedly is inadequate.  Even assuming the Tender Offer price is inadequate,

   however, in light of the defensive measures already in place and the other obstacles to the Tender Offer discussed above, the Buyback constitutes a defensive measure that is not a reasonable response to such a "threat."  Indeed the Buyback itself threatens the viability of the Tender Offer, which includes as a condition that the restrictions on business combinations under Section 203 not apply to the Tender

   Offer or proposed merger.  By acquiring 8..25% or more of CEG's outstanding stock, defendants ultimately may precipitate the withdrawal of the Tender Offer, to the detriment of all CEG shareholders.

             31.  Unless the Court enjoins the Company from acquiring any further shares of its common stock pursuant to the Buyback, Plaintiffs and the other shareholders of CEG will suffer immediate, serious, and irreparable injury in the following respects, among others:

                  a.   CEG shareholders will be deprived of an

   opportunity to tender their shares at the significant premium pursuant to the Tender Offer; and

                  b.   Plaintiffs will be deprived of the opportunity to

   acquire control of and enter into a business combination with CEG, a unique business opportunity that may never recur.

             32.  Plaintiffs have no adequate remedy at law.


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             WHEREFORE, Plaintiffs respectfully request that this Court enter an order:

                  a.   Preliminarily and permanently enjoining Defendants

   from causing the Company to acquire its common stock pursuant to the

   Buyback;

                  b.   Awarding Plaintiffs the costs associated with this

   action, including reasonable attorneys' fees; and

                  c.   Such further relief as the Court deems just and

   proper.

                                 POTTER ANDERSON & CORROON LLP




    Of Counsel:                  By _________________________
                                      Robert K. Payson
    Paul E. Dengel                    Arthur L. Dent
    SCHIFF HARDIN & WAITE             Philip A. Rovner
    6600 Sears Tower                  Gregory M. Johnson
    Chicago, IL 60606                 Hercules Plaza
    (312) 258-5500                    1313 N. Market Street
                                      P. O. Box 951
    Michael J. Chepiga                Wilmington, Delaware 19899
    SIMPSON THACHER & BARTLETT
    425 Lexington Avenue         Attorneys for Plaintiffs
    New York, NY 10017           NiSource Inc., NiSource Capital
    (212) 455-2000               Markets Inc. and
                                 CEG Acquisition Corp.
    Dated:  July 29, 1999















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